3-31-02

1099572

02030021

RECD S.E.C.
APR 2 2002
080

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2002

Unibail
(Translation of registrant's name into English)

5 Boulevard Malesherbes
75802 Paris cedex 08, France
(Address of principal executive offices)

PROCESSED
APR 15 2002
THOMSON
FINANCIAL
P

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

INFORMATION FILED WITH THIS REPORT

Press Release

Enclosed herewith as Exhibit 1 is a copy of the registrant's Press Release dated March 19, 2002.

Exhibit Number	Description
1	Press release dated March 19, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNIBAIL

Dated : March 20, 2002

By.____________________
Name: Bernard Fournier-Airaudi
Title: Head of Accounting Services

EXHIBIT INDEX

Exhibit Number	Description
1	Press Release dated March 19, 2002.

March 19, 2002

Unibail acquires a 50% stake in the Palais des Sports

Unibail has acquired a 50% stake in 'Société d'Exploitation du Palais des Sports'

Financed by a capital increase, this transaction will enable the completion of a major refurbishment project, starting with the installation of a new suspended platform in spring 2002 and leading to the complete redevelopment of the Palais des Sports by 2006.

This move is part of Unibail's expansion into convention and exhibition centres, accompanying its renovation projects at the Paris Expo-Porte de Versailles site.

Under the chairmanship of Robert Thominet, the Palais des Sports plans to pursue and develop its entertainment activities. A major upcoming event is the latest production by Robert Hossein and Alain Decaux, entitled 'Bonaparte', which is due to start in October 2002.